MMTEC, INC.
c/o Gujia (Beijing) Technology Co., Ltd.,

AF, 16/F, Block B, Jiacheng Plaza,

18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China

August 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention: Austin Pattan and Joshua Shainess

Re:	MMTEC, Inc.
Registration Statement on Form F-3
Filed June 29, 2022
File No. 333-265898

Dear Messrs. Pattan and Shainess:

On behalf of MMTEC, Inc. (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated July 13, 2022. For your convenience, we have set forth each of the Staff’s comments in bold, italic typeface followed by our responses. References to “we,” “us,” “our” and “Registrant” refer to the Company. All responses are those of the Company only.

Registration Statement on Form F-3 filed June 29, 2022

General

1. We note that you exclude Hong Kong and Macau from your definition of “PRC” or “China” in your annual report for the fiscal year ended December 31, 2021, which is incorporated by reference into this prospectus. Please clarify that all the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong and Macau.

RESPONSE: We have updated the disclosure on the cover page to the Prospectus as well as in the “Risks Related to Doing Business in China” in the Risk Factors to make clear that the risks associated with having operations in China apply to our Hong Kong subsidiaries as well.

United States Securities and Exchange Commission

Attention: Austin Pattan and Joshua Shainess

Cover Page

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please disclose on the cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Additionally, your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We have enhanced the disclosure on the cover page of the Prospectus to make the legal and operational risks relating to the Company’s operations in China more prominent.

We have included disclosure making it clear that the Company’s auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely; however, our common stock could still be delisted and prohibited from being traded over-the-counter under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

The Prospectus Summary has been updated to highlight certain risks relating to the Company and its operations in China.

Prospectus Summary, page 1

3. Revise your disclosure to provide a summary of risk factors within your prospectus summary. Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Prospectus Summary has been updated to include a summary of the risks relating to the Company’s corporate structure and its operations in China.

United States Securities and Exchange Commission

Attention: Austin Pattan and Joshua Shainess

4. In the prospectus summary, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: The Prospectus Summary has been updated to include a description of the permissions or approvals that are or may become applicable to the Company and to describe the risks applicable to a failure to obtain such permissions or approvals.

5. Provide a clear description in your prospectus summary of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under agreements with your subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that any subsidiaries have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under the agreements.

RESPONSE: Summary disclosure regarding the cash transfers within our organization has been added to the Prospectus Summary along with a cross reference directing investors to the section titled “Cash Transfers Within Our Organization” for further information.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: The Prospectus Summary has been updated to include disclosure making it clear that the Company’s auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely; however, our common stock could still be delisted and prohibited from being traded over-the-counter under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

United States Securities and Exchange Commission

Attention: Austin Pattan and Joshua Shainess

Risk Factors, page 2

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: Please see the new risk factor titled: “The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our securities.”

*     *     *

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Ralph De Martino via email or telephone at ralph.demartino@afslaw.com and (202) 724-6848.

Very truly yours,

MMTEC, Inc.

/s/ Xiangdong Wen
Name:	Xiangdong Wen
Title:	Chief Executive Officer